2002/2003
                                                                  File No. 69-78

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                   FORM U-3A-2

              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                                  ALLETE, Inc.
                                (NAME OF COMPANY)

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                                                    STATE / PROVINCE OF
NAME                                                ORGANIZATION         LOCATION              NATURE OF BUSINESS
--------------------------------------------------- -------------------- --------------------- ---------------------------
ALLETE, Inc. <F1>                                   Minnesota            Duluth, MN            Energy and Automotive
                                                                                                 Services

Superior Water, Light and Power                     Wisconsin            Superior, WI          Electric, Gas and Water
  Company <F2>                                                                                   Utility

Energy Land, Incorporated <F2>                      Wisconsin            Duluth, MN            Inactive

MP Investments, Inc. <F2>                           Delaware             Duluth, MN            Investments

RendField Land Company, Inc. <F2>                   Minnesota            Duluth, MN            Land Holding

Lakeview Financial Corporation I <F2>, <F3>         Minnesota            Duluth, MN            Financial Services

Lakeview Financial Corporation II <F2>              Minnesota            Duluth, MN            Inactive

Logistics Coal, LLC <F4>                            Minnesota            Duluth, MN            Inactive

ALLETE Capital I <F2>                               Delaware             Duluth, MN            Trust

ALLETE Capital II <F2>                              Delaware             Duluth, MN            Trust (Inactive)

ALLETE Capital III <F2>                             Delaware             Duluth, MN            Trust (Inactive)

Split Rock Energy LLC <F1>                          Minnesota            Minneapolis, MN       Power Marketing

Minnesota Power Enterprises, Inc. <F2>              Minnesota            Duluth, MN            Product and Marketing
                                                                                                 Coordination

BNI Coal, Ltd. <F5>                                 North Dakota         Bismarck, ND          Coal Mining

Itasca Railroad Company <F5>                        Minnesota            Duluth, MN            Inactive

MP Affiliate Resources, Inc. <F5>                   Minnesota            Duluth, MN            Administrative Operations

Enventis Telecom, Inc. <F5>, <F6>                   Minnesota            Duluth, MN            Telecommunications

Minnesota Power Telecom, Inc. <F6>                  Minnesota            Duluth, MN            Merged 2002

                                      -1-

                                                    STATE / PROVINCE OF
NAME                                                ORGANIZATION         LOCATION              NATURE OF BUSINESS
--------------------------------------------------- -------------------- --------------------- ---------------------------
Enventis, Inc. <F6>                                 Minnesota            Duluth, MN            Merged 2002

Rainy River Energy Corporation <F5>, <F7>           Minnesota            Duluth, MN            Generation/Power Marketing

Rainy River Energy Corporation - Taconite Harbor    Minnesota            Duluth, MN            Merged 2002
<F8>

Rainy River Energy Corporation - Wisconsin <F9>     Wisconsin            Superior, WI          Generation/Power Marketing

Rapids Power LLC <F7>                               Minnesota            Grand Rapids, MN      Co-Generation

Synertec, Incorporated <F5>, <F10>                  Minnesota            Duluth, MN            Contract Services

NaturTek, L.L.C. <F10>                              Delaware             Duluth, MN            Product Development

Upper Minnesota Properties, Inc. <F5>               Minnesota            Duluth, MN            Affordable Housing Projects
                                                                                                 and Economic Development

Upper Minnesota Properties - Meadowlands, Inc.      Minnesota            Duluth, MN            Affordable Housing Project
   <F11>, <F12>

Upper Minnesota Properties - Irving, Inc. <F11>     Minnesota            Duluth, MN            Affordable Housing Project

Upper Minnesota Properties - Development, Inc. <F11>Minnesota            Duluth, MN            Economic Development

Minnesota Power Services Group, Inc. <F5>           Minnesota            Duluth, MN            Inactive

Electric Outlet, Inc. <F5>                          Minnesota            Duluth, MN            Inactive

ALLETE Water Services, Inc. <F2>                    Minnesota            Orlando, FL           Water and Wastewater

Heater Utilities, Inc. <F13>, <F14>                 South Carolina       Cary, NC              Water and Wastewater
                                                                                                 Treatment Utility

LaGrange Waterworks Corporation <F15>               North Carolina       Fayetteville, NC      Water Utility

Brookwood Water Corporation <F15>                   North Carolina       Fayetteville, NC      Water Utility

Florida Water Services Corporation <F13>            Florida              Orlando, FL           Water and Wastewater
                                                                                                 Treatment Utility

Vibration Correction Services, Inc. <F13>           Minnesota            Duluth, MN            Inactive

Americas' Water Services Corporation <F13>          Florida              Chicago, IL           Inactive

Instrumentation Services, Inc. <F13>                Florida              Orlando, FL           Sold March 2002

Georgia Water Services Corporation <F13>            Georgia              Atlanta, GA           Wastewater Treatment
                                                                                                 Utility

Tennessee Water Services, Inc. <F13>                Tennessee            Nashville, TN         Inactive

ALLETE Properties, Inc. <F2>, <F16>                 Minnesota            Lehigh Acres, FL      Real Estate

ADESA San Diego, LLC <F17>                          California           Los Angeles, CA       Real Estate

Cape Coral Holdings, Inc. <F17>                     Florida              Cape Coral, FL        Real Estate

Cape Properties, Inc. <F17>                         Florida              Cape Coral, FL        Real Estate

Palm Coast Forest, LLC <F17>                        Florida              Palm Coast, FL        Real Estate

                                      -2-

                                                    STATE / PROVINCE OF
NAME                                                ORGANIZATION         LOCATION              NATURE OF BUSINESS
--------------------------------------------------- -------------------- --------------------- ---------------------------
Palm Coast Land, LLC <F17>                          Florida              Palm Coast, FL        Subdivider, Developer

Tomoka Holdings, LLC <F17>                          Florida              Ormand Beach, FL      Subdivider, Developer

Winter Haven Citi Centre, LLC <F17>                 Florida              Winter Haven, FL      Retail Shopping Center

Lehigh Acquisition Corporation <F16>, <F17>         Delaware             Lehigh Acres, FL      Holding Company

Interlachen Lakes Estates, Inc. <F18>               Florida              Interlachen, FL       Real Estate

Sundowner Properties, Inc. <F18>                    Pennsylvania         Williston, FL         Real Estate

SRC of Florida, Inc. <F18>                          Florida              Lehigh Acres, FL      Real Estate

Florida Landmark Communities, Inc. <F18>            Florida              Lehigh Acres, FL      Subdivider, Developer

Lehigh Corporation <F19>                            Florida              Lehigh Acres, FL      Real Estate

Lehigh Land & Investment, Inc. <F19>                Florida              Lehigh Acres, FL      Real Estate

Cliffside Properties, Inc. <F19>                    California           Lehigh Acres, FL      Real Estate

Palm Coast Holdings, Inc. <F19>                     Florida              Palm Coast, FL        Real Estate

Sugarmill Woods Communities, Inc. <F19>             Florida              Homosassa, FL         Real Estate

Enterprise Lehigh, Inc. <F19>                       Florida              Lehigh Acres, FL      Real Estate

ALLETE Automotive Services, Inc. <F2>               Minnesota            Duluth, MN            Automotive Services

AutoVIN, Inc. <F20>, <F21>                          Indiana              Roswell, GA           Field Information Services

ADESA Corporation <F22>, <F23>                      Indiana              Indianapolis, IN      Vehicle Redistribution -
                                                                                                 Corporate Operation

ADESA Arkansas, Inc. <F24>                          Arkansas             N. Little Rock, AR    Vehicle Auction

ADESA Ark-La-Tex, Inc. <F24>, <F25>                 Louisiana            Shreveport, LA        Holding Company

ADESA Ark-La-Tex, LLC <F25>                         Louisiana            Shreveport, LA        Vehicle Auction

ADESA Birmingham, Inc. <F24>                        Alabama              Moody, AL             Vehicle Auction

ADESA - California, Inc. <F24>                      California           Sacramento, CA        Vehicle Auction

ADESA - Charlotte, Inc. <F24>                       North Carolina       Charlotte, NC         Vehicle Auction

ADESA Colorado, Inc. <F24>                          Colorado             Fountain, CO          Vehicle Auction

ADESA Des Moines, Inc. <F24>                        Iowa                 Grimes, IA            Vehicle Auction

ADESA Houston, Inc. <F24>                           Texas                Houston, TX           Vehicle Auction

ADESA Importation Services, Inc. <F24>              Michigan             Holly, MI             Registered Importer

ADESA Lansing, Inc. <F24>                           Michigan             Dimondale, MI         Vehicle Auction

ADESA Lexington, Inc. <F24>                         Kentucky             Lexington, KY         Vehicle Auction

ADESA Mexico, LLC <F24>, <F26>                      Indiana              Indianapolis, IN      Holding Company

ADESA Missouri, Inc. <F24>                          Missouri             Barnhart, MO          Vehicle Auction

ADESA New York, Inc. <F24>                          New York             Akron, NY             Vehicle Auction

ADESA - Ohio, Inc. <F24>                            Ohio                 Franklin, OH          Vehicle Auction

                                      -3-

                                                    STATE / PROVINCE OF
NAME                                                ORGANIZATION         LOCATION              NATURE OF BUSINESS
--------------------------------------------------- -------------------- --------------------- ---------------------------
ADESA Oklahoma, Inc. <F24>                          Oklahoma             Tulsa, OK             Vehicle Auction

ADESA Pennsylvania, Inc. <F24>                      Pennsylvania         Mercer, PA            Vehicle Auction

ADESA San Antonio, Inc. <F24>                       Texas                San Antonio, TX       Vehicle Auction

ADESA Southern Indiana, Inc. <F24>, <F27>           Indiana              Edinburgh, IN         Vehicle Auction

ADESA Texas, Inc. <F24>                             Texas                Austin, TX            Vehicle Auction

ADESA Washington, Inc. <F24>                        Washington           Auburn, WA            Vehicle Auction

ADESA Wisconsin, Inc. <F24>                         Wisconsin            Portage, WI           Vehicle Auction

Auto Dealers Exchange of Concord, Inc. <F24>        Massachusetts        Framingham, MA        Vehicle Auction

Auto Dealers Exchange of Memphis, Inc. <F24>        Tennessee            Memphis, TN           Vehicle Auction

A.D.E. of Knoxville, Inc. <F24>                     Tennessee            Lenoir City, TN       Vehicle Auction

Auto Banc Corporation <F24>                         New Jersey           Manville, NJ          Wholesale Vehicle
                                                                                                 Redistributor

ADESA New Jersey, Inc. <F24>                        New Jersey           Manville, NJ          Vehicle Auction

ADESA Atlanta, LLC <F28>                            New Jersey           Newnan, GA            Vehicle Auction

ADESA Phoenix, LLC <F28>                            New Jersey           Chandler, AZ          Vehicle Auction

ADESA Florida, Inc. <F24>, <F29>                    Florida              Jacksonville, FL      Vehicle Auction

A & H, LLC <F29>, <F30>                             Delaware             Ocala, FL             Vehicle Auction

ADESA - South Florida, LLC <F30>                    Indiana              Opa-Locka, FL         Vehicle Auction

ADESA Indianapolis, Inc. <F24>, <F31>               Indiana              Plainfield, IN        Vehicle Auction

ADESA Transportation, Inc. <F23>, <F31>, <F32>      Indiana              Indianapolis, IN      Vehicle Transport

Automotive Finance Corporation <F24>                Indiana              Indianapolis, IN      Financial Services

AFC AIM Corporation <F33>                           Indiana              Indianapolis, IN      Financial Services

AFC Funding Corporation <F33>                       Indiana              Indianapolis, IN      Financial Services

Automotive Floorplan Corporation <F33>              Indiana              Indianapolis, IN      Financial Services

IRT Receivables Corp. <F33>                         Indiana              Indianapolis, IN      Financial Services

RAP Co., Inc. <F33>                                 Indiana              Indianapolis, IN      Financial Services

Automotive Finance Canada Inc. <F33>                Ontario              Ottawa, ON            Financial Services

ComSearch, Inc. <F24>                               Rhode Island         E. Providence, RI     Vehicle Recovery Services
                                                                                                 Auctions

Automotive Recovery Services, Inc. <F24>            Indiana              E. Providence, RI     Vehicle Recovery Services
                                                                                                 Auctions

ADESA Properties, Inc. <F24>                        Delaware             Dimondale, MI         Financial Services

ADESA Properties Canada Inc. <F34>                  Delaware             Dimondale, MI         Financial Services

PAR, Inc. <F24>, <F35>                              Indiana              Carmel, IN            Vehicle Remarketing

EndTrust Lease End Services, LLC <F35>              Texas                Hurst, TX             Vehicle Remarketing

ADESA Finance Canada Inc. <F24>, <F36>              Nova Scotia          Halifax, NS           Financial Services

                                      -4-

                                                    STATE / PROVINCE OF
NAME                                                ORGANIZATION         LOCATION              NATURE OF BUSINESS
--------------------------------------------------- -------------------- --------------------- ---------------------------
ADESA Canada Inc. <F36>, <F37>                      Quebec               Montreal, QC          Holding Company

Bytown Car Carriers Inc. <F38>, <F39>               Ontario              Ottawa, ON            Dissolved 2002

Intercity Express Automobile Carriers Inc. <F39>    Ontario              Ottawa, ON            Sold 2002

Suburban Auto Parts Inc. <F40>                      Ontario              Stouffville, ON       Vehicle Recovery Services
                                                                                                 Auctions

ADESA Auctions Canada Corporation <F38>             Nova Scotia          Halifax, NS           Vehicle Auctions

ADESA Remarketing Services Inc. <F41>               Ontario              Mississauga, ON       Vehicle Remarketing

Impact Auto Auctions Ltd. <F38>, <F42>              Ontario              Mississauga, ON       Vehicle Recovery Services
                                                                                                 Auctions

Impact Auto Auction Sudbury Ltd. <F42>              Ontario              Sudbury, ON           Vehicle Recovery Services
                                                                                                 Auctions

ADESA Montreal Corporation <F41>, <F43>             Nova Scotia          Halifax, NS           Inactive

CAAG Transport Ltd. <F41>                           British Columbia     Vancouver, BC         Holds Auto Dealer License

504811 NB Ltd. <F41>                                New Brunswick        Moncton, NB           Holds Auto Dealer License

79378 Manitoba Inc. <F41>                           Manitoba             Winnipeg, MB          Holds Auto Dealer License

ADESA Automotive Services LP <F37>, <F44>           Ontario              Mississauga, ON       Management Company

3048540 Nova Scotia Company <F24>, <F44>            Nova Scotia          Halifax, NS           Limited Partner

3048538 Nova Scotia Company <F44>, <F45>            Nova Scotia          Halifax, NS           General Partner

Adesur S. de R.L. de C.V. <F46>, <F47>              Federal District     Mexico City, Mexico   Employee Leasing

Auction Vehicles of Mexico,                         Federal District     Mexico City, Mexico   Vehicle Auction Services
   S. de R.L. de C.V. <F46>, <F48>


Footnotes

--------

<F1>  ALLETE,  Inc. has a 50 percent  equity  ownership in Split Rock Energy LLC which is accounted for under the equity method.
<F2>  Subsidiary of ALLETE, Inc.
<F3>  Owns 100 percent of Lakeview Financial Partners LP.
<F4>  Formed effective April 16, 2002. Subsidiary of Lakeview Financial Corporation II.
<F5>  Subsidiary of Minnesota Power Enterprises, Inc.
<F6>  Effective February 7, 2002 Enventis,  Inc. merged into Minnesota Power Telecom, Inc. The surviving legal entity is
      Enventis Telecom, Inc.
<F7>  Rainy River Energy Corporation is a 71.5 percent partner in Rapids Power LLC.
<F8>  Effective April 30, 2002 merged into ALLETE, Inc. Previously a subsidiary of Rainy River Energy Corporation.
<F9>  Subsidiary of Rainy River Energy Corporation.
<F10> Synertec, Incorporated has a 33.33 percent equity ownership in NaturTek, L.L.C.
<F11> Subsidiary of Upper Minnesota Properties, Inc.

                                      -5-

<F12> Upper Minnesota  Properties-Meadowlands,  Inc. is a 99.5 percent partner in Meadowlands Affordable Housing Limited
      Partnership.
<F13> Subsidiary of ALLETE Water Services, Inc.
<F14> Heater Utilities,  Inc. is, at the request of the North Carolina Utilities  Commission,  the emergency operator of
      Mobile Hills Estates and Pine Country Estates. Both are small water utilities in North Carolina.
<F15> Subsidiary of Heater Utilities, Inc.
<F16> ALLETE Properties, Inc. owns 80 percent of Lehigh Acquisition Corporation.
<F17> Subsidiary of ALLETE Properties, Inc.
<F18> Subsidiary of Lehigh Acquisition Corporation.
<F19> Subsidiary of Florida Landmark Communities, Inc.
<F20> Effective January 1, 2002 ALLETE Automotive Services, Inc. transferred AutoVIN, Inc. to ADESA Corporation.
<F21> ADESA Corporation purchased the remaining 10 percent of AutoVIN, Inc. on March 28, 2002.
<F22> Subsidiary of ALLETE Automotive Services, Inc.
<F23> ADESA Corporation owns 95 percent of ADESA Transportation, Inc.
<F24> Subsidiary of ADESA Corporation.
<F25> ADESA Ark-La-Tex, Inc. owns 100 percent of ADESA Ark-La-Tex, LLC which is the auction business in Shreveport, LA.
<F26> Formed effective April 23, 2002.
<F27> ADESA Corporation purchased the remaining 20 percent of ADESA Southern Indiana, Inc. on May 10, 2002.
<F28> Subsidiary of ADESA New Jersey, Inc.
<F29> ADESA Florida, Inc. owns 51 percent of A & H, LLC.
<F30> Subsidiary of ADESA Florida, Inc.
<F31> ADESA Indianapolis, Inc. owns 5 percent of ADESA Transportation, Inc.
<F32> Effective June 14, 2002 Great Rigs Incorporated was renamed ADESA Transportation, Inc.
<F33> Subsidiary of Automotive Finance Corporation.
<F34> Subsidiary of ADESA Properties, Inc.
<F35> PAR, Inc. owns 40 percent of EndTrust Lease End Services, LLC which is accounted for under the equity method.
<F36> ADESA Finance Canada Inc. owns 33 percent of ADESA Canada Inc.
<F37> ADESA Automotive Services LP owns 67 percent of ADESA Canada Inc.
<F38> Subsidiary of ADESA Canada Inc.
<F39> Bytown Car Carriers Inc.  owned 44 percent of Intercity  Express  Automobile  Carriers Inc.  which was sold August
      2002.
<F40> Subsidiary of Impact Auto Auctions Ltd.
<F41> Subsidiary of ADESA Auctions Canada Corporation.
<F42> Impact Auto  Auctions Ltd.  owns 50 percent of Impact Auto Auction  Sudbury Ltd.  which is accounted for under the equity method.
<F43> Effective June 7, 2002 ADESA Auctions Montreal Corporation was renamed ADESA Montreal Corporation.
<F44> 3048540 Nova Scotia Company and 3048538 Nova Scotia Company own 99 percent and 1 percent,  respectively,  of ADESA
      Automotive Services LP.
<F45> Subsidiary of ADESA Properties Canada Inc.
<F46> Subsidiaries are owned 99.99 percent by ADESA Mexico, LLC and .01 percent by ADESA Corporation.
<F47> Formed effective August 27, 2002.
<F48> Formed effective August 28, 2002.


2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     CLAIMANT - ALLETE, Inc.
          Reference is made to the Annual Report on Form 10-K (File No. 1-3548), filed by the claimant with the Securities and Exchange Commission on or about February 14, 2003, for the fiscal year ended December 31, 2002, particularly pages 19 through 21, which is hereby incorporated by reference in this statement.

     SUBSIDIARY - Superior  Water,  Light and Power  Company
          Same reference as under claimant.


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                                                       ELECTRICITY        GAS
            ALLETE, Inc.                             12,011,128,000      None
            Superior Water, Light and Power Company    545,210,000     2,204,178

     (b) Number of kWh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

            None

     (c) Number of kWh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                                       ELECTRICITY        GAS
            ALLETE, Inc.                               631,882,000       None
            Superior Water, Light and Power Company        None          None

     (d) Number of kWh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each company is organized or at the State line.

                                                       ELECTRICITY        GAS
            ALLETE, Inc.                              2,354,204,856      None
            Superior Water, Light and Power Company    560,835,840     2,219,353

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

             None

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).





--------------------------------------------------------------------------------

EXHIBITS

[This EXHIBIT A contains confidential information which has been omitted, but filed separately with the Securities and Exchange Commission.]

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this ______ day of February 2003.





                                                       ALLETE, Inc.
                                           -------------------------------------
CORPORATE SEAL                                      (Name of Claimant)



                                         By        James K. Vizanko
                                           -------------------------------------
                                                     Vice President,
                                           Chief Financial Officer and Treasurer


Attest:


           Mark A. Schober
-------------------------------------
    Vice President and Controller


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

    James K. Vizanko       Vice President, Chief Financial Officer and Treasurer
    ----------------       -----------------------------------------------------
        (Name)                                   (Title)



                                  ALLETE, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093
                          ----------------------------
                                    (Address)